--------------------------------------------------------------------------------
                                  SCHEDULE 13D
CUSIP No.  886547108

                                  UNITED STATE
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.__)*



                                  Tiffany & Co.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   886547108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Stuart I. Rosen, Esq.
                                 General Counsel
                           Trian Fund Management, L.P.
                           280 Park Avenue, 41st Floor
                            New York, New York 10017
                                 (212) 451-3000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                February 21, 2007
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the
       Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
                                  SCHEDULE 13D

CUSIP No. 886547108



--------------------------------------------------------------------------------
        NAME OF REPORTING PERSON
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  20-3454182

        Trian Fund Management, L.P.

--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2                                                               (a) [X]
                                                                (b) [ ]
--------------------------------------------------------------------------------
        SEC USE ONLY
3

--------------------------------------------------------------------------------
        SOURCE OF FUNDS (See Instructions)
4
        AF
--------------------------------------------------------------------------------
        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5       2(d) or 2(e)[ ]

--------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
6       Delaware

--------------------------------------------------------------------------------
                                SOLE VOTING POWER
                        7       0
      NUMBER OF

        SHARES          --------------------------------------------------------
                                SHARED VOTING POWER
     BENEFICIALLY       8       7,500,000

       OWNED BY
                        --------------------------------------------------------
         EACH                   SOLE DISPOSITIVE POWER
                        9       0
      REPORTING

        PERSON          --------------------------------------------------------
                                SHARED DISPOSITIVE POWER
         WITH           10      7,500,000

--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
           7,500,000
--------------------------------------------------------------------------------
          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
          [ ]
--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13        5.54%

--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
14
          PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                  SCHEDULE 13D

CUSIP No. 886547108



--------------------------------------------------------------------------------
        NAME OF REPORTING PERSON
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  20-3454187

        Trian Fund Management GP, LLC

--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2                                                               (a) [X]
                                                                (b) [ ]
--------------------------------------------------------------------------------
        SEC USE ONLY
3

--------------------------------------------------------------------------------
        SOURCE OF FUNDS (See Instructions)
4
        AF
--------------------------------------------------------------------------------
        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5       2(d) or 2(e)[ ]

--------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
6       Delaware

--------------------------------------------------------------------------------
                                SOLE VOTING POWER
                        7       0
      NUMBER OF

        SHARES          --------------------------------------------------------
                                SHARED VOTING POWER
     BENEFICIALLY       8       7,500,000

       OWNED BY
                        --------------------------------------------------------
         EACH                   SOLE DISPOSITIVE POWER
                        9       0
      REPORTING

        PERSON          --------------------------------------------------------
                                SHARED DISPOSITIVE POWER
         WITH           10      7,500,000

--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
           7,500,000
--------------------------------------------------------------------------------
          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
          [ ]
--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13        5.54%

--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
14
          OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                  SCHEDULE 13D

CUSIP No. 886547108



--------------------------------------------------------------------------------
        NAME OF REPORTING PERSON
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  20-3453775

        Trian Partners GP, L.P.

--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2                                                               (a) [X]
                                                                (b) [ ]
--------------------------------------------------------------------------------
        SEC USE ONLY
3

--------------------------------------------------------------------------------
        SOURCE OF FUNDS (See Instructions)
4
        AF
--------------------------------------------------------------------------------
        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5       2(d) or 2(e)[ ]

--------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
6       Delaware

--------------------------------------------------------------------------------
                                SOLE VOTING POWER
                        7       0
      NUMBER OF

        SHARES          --------------------------------------------------------
                                SHARED VOTING POWER
     BENEFICIALLY       8       6,856,455

       OWNED BY
                        --------------------------------------------------------
         EACH                   SOLE DISPOSITIVE POWER
                        9       0
      REPORTING

        PERSON          --------------------------------------------------------
                                SHARED DISPOSITIVE POWER
         WITH           10      6,856,455

--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
           6,856,455
--------------------------------------------------------------------------------
          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
          [X]
--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13        5.07%

--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
14
          PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                  SCHEDULE 13D

CUSIP No. 886547108



--------------------------------------------------------------------------------
        NAME OF REPORTING PERSON
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  20-3453595

        Trian Partners General Partner, LLC

--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2                                                               (a) [X]
                                                                (b) [ ]
--------------------------------------------------------------------------------
        SEC USE ONLY
3

--------------------------------------------------------------------------------
        SOURCE OF FUNDS (See Instructions)
4
        AF
--------------------------------------------------------------------------------
        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5       2(d) or 2(e)[ ]

--------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
6       Delaware

--------------------------------------------------------------------------------
                                SOLE VOTING POWER
                        7       0
      NUMBER OF

        SHARES          --------------------------------------------------------
                                SHARED VOTING POWER
     BENEFICIALLY       8       6,856,455

       OWNED BY
                        --------------------------------------------------------
         EACH                   SOLE DISPOSITIVE POWER
                        9       0
      REPORTING

        PERSON          --------------------------------------------------------
                                SHARED DISPOSITIVE POWER
         WITH           10      6,856,455

--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
           6,856,455
--------------------------------------------------------------------------------
          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
          [X]
--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13        5.07%

--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
14
          OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                  SCHEDULE 13D

CUSIP No. 886547108



--------------------------------------------------------------------------------
        NAME OF REPORTING PERSON
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  20-3453988

        Trian Partners, L.P.

--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2                                                               (a) [X]
                                                                (b) [ ]
--------------------------------------------------------------------------------
        SEC USE ONLY
3

--------------------------------------------------------------------------------
        SOURCE OF FUNDS (See Instructions)
4
        WC
--------------------------------------------------------------------------------
        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5       2(d) or 2(e)[ ]

--------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
6       Delaware

--------------------------------------------------------------------------------
                                SOLE VOTING POWER
                        7       0
      NUMBER OF

        SHARES          --------------------------------------------------------
                                SHARED VOTING POWER
     BENEFICIALLY       8       1,589,246

       OWNED BY
                        --------------------------------------------------------
         EACH                   SOLE DISPOSITIVE POWER
                        9       0
      REPORTING

        PERSON          --------------------------------------------------------
                                SHARED DISPOSITIVE POWER
         WITH           10      1,589,246

--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
           1,589,246
--------------------------------------------------------------------------------
          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
          [X]
--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13        1.17%

--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
14
          PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                  SCHEDULE 13D

CUSIP No. 886547108



--------------------------------------------------------------------------------
        NAME OF REPORTING PERSON
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  98-0468601

        Trian Partners Master Fund, L.P.

--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2                                                               (a) [X]
                                                                (b) [ ]
--------------------------------------------------------------------------------
        SEC USE ONLY
3

--------------------------------------------------------------------------------
        SOURCE OF FUNDS (See Instructions)
4
            WC
--------------------------------------------------------------------------------
        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5       2(d) or 2(e)[ ]

--------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
6       Cayman Islands

--------------------------------------------------------------------------------
                                SOLE VOTING POWER
                        7       0
      NUMBER OF

        SHARES          --------------------------------------------------------
                                SHARED VOTING POWER
     BENEFICIALLY       8       5,267,209

       OWNED BY
                        --------------------------------------------------------
         EACH                   SOLE DISPOSITIVE POWER
                        9       0
      REPORTING

        PERSON          --------------------------------------------------------
                                SHARED DISPOSITIVE POWER
         WITH           10      5,267,209

--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
           5,267,209
--------------------------------------------------------------------------------
          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
          [X]
--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13        3.89%

--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
14
          PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                  SCHEDULE 13D

CUSIP No. 886547108



--------------------------------------------------------------------------------
        NAME OF REPORTING PERSON
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  20-3694154

        Trian Partners Parallel Fund I, L.P.

--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2                                                               (a) [X]
                                                                (b) [ ]
--------------------------------------------------------------------------------
        SEC USE ONLY
3

--------------------------------------------------------------------------------
        SOURCE OF FUNDS (See Instructions)
4
        WC
--------------------------------------------------------------------------------
        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5       2(d) or 2(e)[ ]

--------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
6       Delaware

--------------------------------------------------------------------------------
                                SOLE VOTING POWER
                        7       0
      NUMBER OF

        SHARES          --------------------------------------------------------
                                SHARED VOTING POWER
     BENEFICIALLY       8       209,023

       OWNED BY
                        --------------------------------------------------------
         EACH                   SOLE DISPOSITIVE POWER
                        9       0
      REPORTING

        PERSON          --------------------------------------------------------
                                SHARED DISPOSITIVE POWER
         WITH           10      209,023

--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
           209,023
--------------------------------------------------------------------------------
          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
          [X]
--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13        0.15%

--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
14
          PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                  SCHEDULE 13D

CUSIP No. 886547108



--------------------------------------------------------------------------------
        NAME OF REPORTING PERSON
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  20-3694293

        Trian Partners Parallel Fund I General Partner, LLC

--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2                                                               (a) [X]
                                                                (b) [ ]
--------------------------------------------------------------------------------
        SEC USE ONLY
3

--------------------------------------------------------------------------------
        SOURCE OF FUNDS (See Instructions)
4
        AF
--------------------------------------------------------------------------------
        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5       2(d) or 2(e)[ ]

--------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
6       Delaware

--------------------------------------------------------------------------------
                                SOLE VOTING POWER
                        7       0
      NUMBER OF

        SHARES          --------------------------------------------------------
                                SHARED VOTING POWER
     BENEFICIALLY       8       209,023

       OWNED BY
                        --------------------------------------------------------
         EACH                   SOLE DISPOSITIVE POWER
                        9       0
      REPORTING

        PERSON          --------------------------------------------------------
                                SHARED DISPOSITIVE POWER
         WITH           10      209,023

--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
           209,023
--------------------------------------------------------------------------------
          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
          [X]
--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13        0.15%

--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
14
          OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 886547108



--------------------------------------------------------------------------------
        NAME OF REPORTING PERSON
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  87-0763105

        Trian Partners Parallel Fund II, L.P.

--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2                                                               (a) [X]
                                                                (b) [ ]
--------------------------------------------------------------------------------
        SEC USE ONLY
3

--------------------------------------------------------------------------------
        SOURCE OF FUNDS (See Instructions)
4
            WC
--------------------------------------------------------------------------------
        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5       2(d) or 2(e)[ ]

--------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
6       Delaware

--------------------------------------------------------------------------------
                                SOLE VOTING POWER
                        7       0
      NUMBER OF

        SHARES          --------------------------------------------------------
                                SHARED VOTING POWER
     BENEFICIALLY       8       47,372

       OWNED BY
                        --------------------------------------------------------
         EACH                   SOLE DISPOSITIVE POWER
                        9       0
      REPORTING

        PERSON          --------------------------------------------------------
                                SHARED DISPOSITIVE POWER
         WITH           10       47,372

--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
            47,372
--------------------------------------------------------------------------------
          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
          [X]
--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13        0.04%

--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
14
          PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                  SCHEDULE 13D

CUSIP No. 886547108



--------------------------------------------------------------------------------
        NAME OF REPORTING PERSON
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  80-0763102

        Trian Partners Parallet Fund II GP, L.P.

--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2                                                               (a) [X]
                                                                (b) [ ]
--------------------------------------------------------------------------------
        SEC USE ONLY
3

--------------------------------------------------------------------------------
        SOURCE OF FUNDS (See Instructions)
4
            AF
--------------------------------------------------------------------------------
        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5       2(d) or 2(e)[ ]

--------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
6       Delaware

--------------------------------------------------------------------------------
                                SOLE VOTING POWER
                        7       0
      NUMBER OF

        SHARES          --------------------------------------------------------
                                SHARED VOTING POWER
     BENEFICIALLY       8       47,372

       OWNED BY
                        --------------------------------------------------------
         EACH                   SOLE DISPOSITIVE POWER
                        9       0
      REPORTING

        PERSON          --------------------------------------------------------
                                SHARED DISPOSITIVE POWER
         WITH           10      47,372

--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
           47,372
--------------------------------------------------------------------------------
          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
          [X]
--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13        0.04%

--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
14
          PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                  SCHEDULE 13D

CUSIP No. 886547108



--------------------------------------------------------------------------------
        NAME OF REPORTING PERSON
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  80-0763099

        Trian Partners Parallel Fund II General Partner, LLC

--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2                                                               (a) [X]
                                                                (b) [ ]
--------------------------------------------------------------------------------
        SEC USE ONLY
3

--------------------------------------------------------------------------------
        SOURCE OF FUNDS (See Instructions)
4
            AF
--------------------------------------------------------------------------------
        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5       2(d) or 2(e)[ ]

--------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
6       Delaware

--------------------------------------------------------------------------------
                                SOLE VOTING POWER
                        7       0
      NUMBER OF

        SHARES          --------------------------------------------------------
                                SHARED VOTING POWER
     BENEFICIALLY       8       47,372

       OWNED BY
                        --------------------------------------------------------
         EACH                   SOLE DISPOSITIVE POWER
                        9       0
      REPORTING

        PERSON          --------------------------------------------------------
                                SHARED DISPOSITIVE POWER
         WITH           10       47,372

--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
            47,372
--------------------------------------------------------------------------------
          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
          [X]
--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13        0.04%

--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
14
          OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                  SCHEDULE 13D

CUSIP No. 886547108



--------------------------------------------------------------------------------
        NAME OF REPORTING PERSON
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Nelson Peltz

--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2                                                               (a) [X]
                                                                (b) [ ]
--------------------------------------------------------------------------------
        SEC USE ONLY
3

--------------------------------------------------------------------------------
        SOURCE OF FUNDS (See Instructions)
4
            AF
--------------------------------------------------------------------------------
        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5       2(d) or 2(e)[ ]

--------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
6       USA

--------------------------------------------------------------------------------
                                SOLE VOTING POWER
                        7       0
      NUMBER OF

        SHARES          --------------------------------------------------------
                                SHARED VOTING POWER
     BENEFICIALLY       8       7,500,000

       OWNED BY
                        --------------------------------------------------------
         EACH                   SOLE DISPOSITIVE POWER
                        9       0
      REPORTING

        PERSON          --------------------------------------------------------
                                SHARED DISPOSITIVE POWER
         WITH           10       7,500,000

--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
           7,500,000
--------------------------------------------------------------------------------
          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
          [ ]
--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13        5.54%

--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
14
          IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                  SCHEDULE 13D

CUSIP No. 886547108



--------------------------------------------------------------------------------
        NAME OF REPORTING PERSON
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Peter W. May

--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2                                                               (a) [X]
                                                                (b) [ ]
--------------------------------------------------------------------------------
        SEC USE ONLY
3

--------------------------------------------------------------------------------
        SOURCE OF FUNDS (See Instructions)
4
            AF
--------------------------------------------------------------------------------
        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5       2(d) or 2(e)[ ]

--------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
6       USA

--------------------------------------------------------------------------------
                                SOLE VOTING POWER
                        7       0
      NUMBER OF

        SHARES          --------------------------------------------------------
                                SHARED VOTING POWER
     BENEFICIALLY       8        7,500,000

       OWNED BY
                        --------------------------------------------------------
         EACH                   SOLE DISPOSITIVE POWER
                        9       0
      REPORTING

        PERSON          --------------------------------------------------------
                                SHARED DISPOSITIVE POWER
         WITH           10       7,500,000

--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
            7,500,000
--------------------------------------------------------------------------------
          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
          [ ]
--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13        5.54%

--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
14
          IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                  SCHEDULE 13D

CUSIP No. 886547108



--------------------------------------------------------------------------------
        NAME OF REPORTING PERSON
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Edward P. Garden

--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2                                                               (a) [X]
                                                                (b) [ ]
--------------------------------------------------------------------------------
        SEC USE ONLY
3

--------------------------------------------------------------------------------
        SOURCE OF FUNDS (See Instructions)
4
            AF
--------------------------------------------------------------------------------
        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5       2(d) or 2(e)[ ]

--------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
6       USA

--------------------------------------------------------------------------------
                                SOLE VOTING POWER
                        7       0
      NUMBER OF

        SHARES          --------------------------------------------------------
                                SHARED VOTING POWER
     BENEFICIALLY       8        7,500,000

       OWNED BY
                        --------------------------------------------------------
         EACH                   SOLE DISPOSITIVE POWER
                        9       0
      REPORTING

        PERSON          --------------------------------------------------------
                                SHARED DISPOSITIVE POWER
         WITH           10       7,500,000

--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
           7,500,000
--------------------------------------------------------------------------------
          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
          [X]
--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13        5.54%

--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
14
          IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                  SCHEDULE 13D

CUSIP No. 886547108



Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock, $.01 par value per share (the "Shares"), of Tiffany & Co., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 727 Fifth Avenue, New York, New York 10022.

Item 2. Identity and Background

The persons filing this statement are Trian Partners GP, L.P., a Delaware limited partnership ("Trian GP"), Trian Partners General Partner, LLC, a Delaware limited liability company ("Trian GP LLC"), Trian Partners, L.P., a Delaware limited partnership ("Trian Onshore"), Trian Partners Master Fund, L.P., a Cayman Islands limited partnership ("Trian Offshore"), Trian Partners Parallel Fund I, L.P., a Delaware limited partnership ("Parallel Fund I"), Trian Partners Parallel Fund I General Partner, LLC, a Delaware limited liability company ("Parallel Fund I GP LLC"), Trian Partners Parallel Fund II, L.P., a Delaware limited partnership ("Parallel Fund II"), Trian Partners Parallel Fund II GP, L.P., a Delaware limited partnership ("Parallel Fund II GP"), Trian Partners Parallel Fund II General Partner, LLC, a Delaware limited liability company ("Parallel Fund II GP LLC"), Trian Fund Management, L.P., a Delaware limited partnership ("Trian Management"), Trian Fund Management GP, LLC, a Delaware limited liability company ("Trian Management GP", and together with the foregoing, the "Trian Entities"), Nelson Peltz, a citizen of the United States of America, Peter W. May, a citizen of the United States of America, and Edward
P. Garden, a citizen of the United States of America (the Trian Entities and Messrs. Peltz, May and Garden are sometimes hereinafter referred to collectively as the "Filing Persons"). The principal business address and the address of the principal office of each of the Filing Persons is 280 Park Avenue, 41st Floor, New York, New York 10017, except that the principal business address of Trian Offshore is c/o Goldman Sachs (Cayman) Trust, Limited, P.O. Box 896, Harbour Centre, 2nd Floor, North Church Street, George Town, Grand Cayman, Cayman Islands, KY1-1103. The Filing Persons have entered into a Joint Filing Agreement dated as of February 26, 2007, a copy of which is attached hereto as Exhibit 1.

Trian GP LLC is the general partner of Trian GP, which is the general partner of Trian Onshore and Trian Offshore. Parallel Fund I GP LLC is the general partner of Parallel Fund I. Parallel Fund II GP LLC is the general partner of Parallel Fund II GP, which is the general partner of Parallel Fund II. Trian Management GP is the general partner of Trian Management, which serves as (i) the management company for Trian Onshore, Trian Offshore, Parallel Fund I and Parallel Fund II and (ii) the investment manager for a separate account owned by TCMG-MA, LLC (the "Separate Account"), an indirect subsidiary of Triarc Companies, Inc. ("Triarc"). Trian Management has full discretion and authority to make all investment and voting decisions in respect of the Separate Account. Each of Trian GP LLC, Parallel Fund I GP LLC, Parallel Fund II GP LLC and Trian Management GP are owned and controlled by Nelson Peltz, Peter W. May and Edward
P. Garden, who therefore are in a position to determine the investment and voting decisions made by the Trian Entities.

Each of Trian Onshore, Trian Offshore, Parallel Fund I and Parallel Fund II is primarily engaged in the business of investing in securities. Trian GP is primarily engaged in the business of serving as the general partner of Trian Onshore and Trian Offshore. Trian GP LLC is primarily engaged in the business of serving as the general partner of Trian GP. Parallel Fund I GP LLC is primarily engaged in the business of serving as the general partner of Parallel Fund I. Parallel Fund II GP LLC is primarily engaged in the business of serving as the general partner of Parallel Fund II GP, which is primarily engaged in the business of serving as the general partner of Parallel Fund II. Trian Management is primarily engaged in the business of serving as a management company for certain of the Trian Entities and as investment manager for the Separate Account. Trian Management GP is primarily engaged in the business of serving as the general partner of Trian Management. Nelson Peltz's present principal occupation or employment is (i) serving as Chief Executive Officer and a founding partner of Trian Management and, as such, managing the investments of Trian Onshore, Trian Offshore, Parallel Fund I, Parallel Fund II and the Separate Account and (ii) serving as Chairman and Chief Executive Officer and a director of Triarc. Peter W. May's present

--------------------------------------------------------------------------------
                                  SCHEDULE 13D

CUSIP No. 886547108



principal occupation or employment is (i) serving as President and a founding partner of Trian Management and, as such, managing the investments of Trian Onshore, Trian Offshore, Parallel Fund I, Parallel Fund II and the Separate Account and (ii) serving as President and Chief Operating Officer and a director of Triarc. Edward P. Garden's present principal occupation or employment is (i) serving as Portfolio Manager and a founding partner of Trian Management and, as such, managing the investments of Trian Onshore, Trian Offshore, Parallel Fund I, Parallel Fund II and the Separate Account and (ii) serving as Vice Chairman and a director of Triarc.

None of the Filing Persons, nor any director, executive officer, general partner or controlling person of any of the Filing Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Each of the Filing Persons is responsible for the completeness and accuracy of the information concerning him or it contained herein, but is not responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Item 3. Source and Amount of Funds or Other Consideration

As of 4:00 pm, New York City time, on February 23, 2007, the aggregate purchase price of the 1,350,000 Shares purchased by Trian Onshore, Trian Offshore, Parallel Fund I, Parallel Fund II and the Separate Account, collectively, was $57,189,065 (including commissions). In addition, as of such time and date, such Filing Persons and the Separate Account collectively owned an economic interest in an additional 6,150,000 Shares, which was acquired through a series of privately negotiated back-to-back call and put transactions with a financial institution (the "Options") and as a result of which such Filing Persons and the Separate Account are subject to the same economic gain or loss as if they had purchased the underlying Shares. Such Filing Persons and the Separate Account currently intend to exercise these call options using general working capital currently available. As of February 23, 2007, these call options have an aggregate strike price of $246,953,902.43. (See Schedule A hereto for additional detail on the Options). As set forth in Item 5, none of the other Filing Persons directly own any Shares or options. The source of funding for the purchase of the Shares was, and the source of funding for the purchase of any additional Shares is currently expected to be, the respective general working capital of the purchasers.

Item 4. Purpose of Transaction

The Filing Persons acquired the Shares and Options (collectively, "Issuer Securities") because they believe that the Shares are currently undervalued in the market place as a result of the Issuer's underperformance compared to certain of its peers and various market indices and represent an attractive investment opportunity. After several meetings and other discussions with certain members of senior management and the Board of Directors of the Issuer, and in light of management's and the Board's commitment to engage in a dialogue with the Filing Persons regarding the Filing Persons' ideas and strategies to improve the Issuer's financial performance and to further grow and broaden the Tiffany brand, the Filing Persons have decided not to seek board representation at the Issuer's 2007 annual meeting of stockholders. The Filing Persons will seek to help the Issuer improve its margins and its earnings per share growth and address various other operational and strategic issues, including optimizing global expansion opportunities and evaluating non-core businesses.

The Filing Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, price levels of the Shares, conditions in the securities market and general economic and industry conditions, the Filing Persons may in the future take such actions with respect to their investment in the Issuer as they

--------------------------------------------------------------------------------
                                  SCHEDULE 13D

CUSIP No. 886547108


deem appropriate including, but not limited to, communicating with management, the Board and other stockholders, purchasing additional Issuer Securities or selling some or all of the Issuer Securities, hedging their position in the Issuer Securities, conducting a proxy solicitation to elect directors at an annual meeting of stockholders of the Issuer, and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

The Filing Persons do not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

Item 5. Interest in Securities of the Issuer

(a) As of 4:00 pm, New York City time, on February 23, 2007, the Filing Persons beneficially owned, in the aggregate, 7,500,000 Shares (including Shares underlying the Options), representing approximately 5.54% of the Issuer's outstanding Shares (based upon the 135,347,259 Shares stated by the Issuer to be outstanding as of November 30, 2006 in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2006).

(b) Each of Trian Onshore, Trian Offshore, Parallel Fund I and Parallel Fund II beneficially and directly owns and has sole voting power and sole dispositive power with regard to 1,589,246, 5,267,209, 209,023 and 47,372 Shares (including a portion of the Shares underlying the Options), respectively, except to the extent that other Filing Persons as described below may be deemed to have shared voting power and shared dispositive power with regard to such Shares. Beneficial ownership of 387,150 Shares (including a portion of the Shares underlying the Options) that are directly held in the Separate Account is further described below.

Each of Trian GP, Trian GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Trian Onshore and Trian Offshore (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), the Shares (including Shares underlying the Options) that Trian Onshore and Trian Offshore directly and beneficially own. Each of Trian GP, Trian GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such Shares for all other purposes. Each of Parallel Fund I GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Parallel Fund I (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), the Shares (including Shares underlying the Options) that Parallel Fund I directly and beneficially owns. Each of Parallel Fund I GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such Shares for all other purposes. Each of Parallel Fund II GP LLC, Parallel Fund II GP, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Parallel Fund II (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), the Shares (including Shares underlying the Options) that Parallel Fund II directly and beneficially owns. Each of Parallel Fund II GP LLC, Parallel Fund II GP, Trian Management, Trian Management GP, Nelson Peltz, Peter
W. May and Edward P. Garden disclaims beneficial ownership of such Shares for all other purposes. Each of Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to the Separate Account (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), the Shares (including Shares underlying the Options) that the Separate Account directly owns. Each of Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such Shares for all other purposes.

--------------------------------------------------------------------------------
                                  SCHEDULE 13D

CUSIP No. 886547108



(c) Schedule A hereto sets forth all transactions with respect to the Shares effected during the past sixty (60) days by any of the Filing Persons, inclusive of the transactions effected through 4:00 pm, New York City time, on February 23, 2007.

(d) Except for the Filing Persons, and Triarc with respect to the Separate Account, no person is known by the Filing Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Filing Persons.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Except as described herein, none of the Filing Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

1.  Joint Filing Agreement of the Filing Persons.

--------------------------------------------------------------------------------
                                  SCHEDULE 13D

CUSIP No. 886547108



                                    SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: February 26, 2007
                                  TRIAN PARTNERS GP, L.P.

                                  By: Trian Partners General Partner, LLC, its general partner

                                  By:   /s/ Peter W. May
                                       -----------------------------------------
                                       Name:   Peter W. May
                                       Title:  Member

                                  TRIAN PARTNERS GENERAL PARTNER, LLC

                                  By:   /s/ Peter W. May
                                       -----------------------------------------
                                       Name:   Peter W. May
                                       Title:  Member

                                  TRIAN PARTNERS, L.P.

                                  By:  Trian Partners GP, L.P., its general
                                       partner
                                  By: Trian Partners General Partner, LLC, its general partner

                                  By:   /s/ Peter W. May
                                       -----------------------------------------
                                       Name:   Peter W. May
                                       Title:  Member

                                  TRIAN PARTNERS MASTER FUND, L.P.

                                  By:  Trian Partners GP, L.P., its general
                                       partner
                                  By: Trian Partners General Partner, LLC, its general partner

                                  By:   /s/ Peter W. May
                                       -----------------------------------------
                                       Name:   Peter W. May
                                       Title:  Member


                [Signature Page of Schedule 13D - Tiffany & Co.]

--------------------------------------------------------------------------------
                                  SCHEDULE 13D

CUSIP No. 886547108



                                  TRIAN PARTNERS PARALLEL FUND I, L.P.

                                  By:  Trian Partners Parallel Fund I General
                                       Partner, LLC, its general partner


                                  By:   /s/ Peter W. May
                                       -----------------------------------------
                                       Name:   Peter W. May
                                       Title:  Member

                                  TRIAN PARTNERS PARALLEL FUND I GENERAL
                                  PARTNER, LLC

                                  By:   /s/ Peter W. May
                                       -----------------------------------------
                                       Name:   Peter W. May
                                       Title:  Member

                                  TRIAN PARTNERS PARALLEL FUND II, L.P.

                                  By: Trian Partners Parallel Fund II GP, L.P. its general partner
                                  By:  Trian Partners Parallel Fund II General
                                       Partner, LLC, its general partner

                                  By:   /s/ Peter W. May
                                       -----------------------------------------
                                       Name:   Peter W. May
                                       Title:  Member

                                  TRIAN PARTNERS PARALLEL FUND II GP, L.P.

                                  By:  Trian Partners Parallel Fund II General
                                       Partner, LLC, its general partner

                                  By:   /s/ Peter W. May
                                       -----------------------------------------
                                       Name:   Peter W. May
                                       Title:  Member



                [Signature Page of Schedule 13D - Tiffany & Co.]

--------------------------------------------------------------------------------
                                  SCHEDULE 13D

CUSIP No. 886547108





                                  TRIAN PARTNERS PARALLEL FUND II GENERAL
                                  PARTNER, LLC

                                  By:   /s/ Peter W. May
                                       -----------------------------------------
                                       Name:   Peter W. May
                                       Title:  Member

                                  TRIAN FUND MANAGEMENT, L.P.

                                  By: Trian Fund Management GP, LLC, its
                                       general partner

                                  By:   /s/ Peter W. May
                                       -----------------------------------------
                                       Name:   Peter W. May
                                       Title:  Member

                                  TRIAN FUND MANAGEMENT GP, LLC

                                  By:   /s/ Peter W. May
                                       -----------------------------------------
                                       Name:   Peter W. May
                                       Title:  Member

                                   /s/ Nelson Peltz
                                  ----------------------------------------------
                                  NELSON PELTZ

                                  /s/ Peter W. May
                                  ----------------------------------------------
                                  PETER W. MAY

                                   /s/ Edward P. Garden
                                  ----------------------------------------------
                                  EDWARD P. GARDEN




                [Signature Page of Schedule 13D - Tiffany & Co.]

--------------------------------------------------------------------------------
                                  SCHEDULE 13D

CUSIP No. 886547108




                                                                       Exhibit I


                             JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Tiffany & Co. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 26th day of February 2007.


                                  TRIAN PARTNERS GP, L.P.

                                  By: Trian Partners General Partner, LLC, its general partner

                                  By:   /s/ Peter W. May
                                       -----------------------------------------
                                       Name:   Peter W. May
                                       Title:  Member

                                  TRIAN PARTNERS GENERAL PARTNER, LLC

                                  By:   /s/ Peter W. May
                                       -----------------------------------------
                                       Name:   Peter W. May
                                       Title:  Member

                                  TRIAN PARTNERS. L.P.
                                  By: Trian Partners GP, L.P., its general
                                       partner
                                  By: Trian Partners General Partner, LLC, its general partner

                                  By:   /s/ Peter W. May
                                       -----------------------------------------
                                       Name:   Peter W. May
                                       Title:  Member

                                  TRIAN PARTNERS MASTER FUND, L.P.

                                  By:  Trian Partners GP, L.P., its general
                                       partner
                                  By: Trian Partners General Partner, LLC, its general partner

                                  By:   /s/ Peter W. May
                                       -----------------------------------------
                                       Name:   Peter W. May
                                       Title:  Member







   [Signature Page of Joint Filing Agreement to Schedule 13D - Tiffany & Co.]

--------------------------------------------------------------------------------
                                  SCHEDULE 13D

CUSIP No. 886547108





                                  TRIAN PARTNERS PARALLEL FUND I, L.P.

                                  By:  Trian Partners Parallel Fund I General
                                       Partner, LLC, its general partner


                                  By:   /s/ Peter W. May
                                       -----------------------------------------
                                       Name:   Peter W. May
                                       Title:  Member


                                  TRIAN PARTNERS PARALLEL FUND I GENERAL
                                  PARTNER, LLC

                                  By:   /s/ Peter W. May
                                       -----------------------------------------
                                       Name:   Peter W. May
                                       Title:  Member

                                  TRIAN PARTNERS PARALLEL FUND II, L.P.

                                  By: Trian Partners Parallel Fund II GP, L.P., its general partner

                                  By:  Trian Partners Parallel Fund II General
                                       Partner, LLC, its general partner

                                  By:   /s/ Peter W. May
                                       -----------------------------------------
                                       Name:   Peter W. May
                                       Title:  Member

                                  TRIAN PARTNERS PARALLEL FUND II GP, L.P.

                                  By:  Trian Partners Parallel Fund II General
                                       Partner, LLC, its general partner

                                  By:   /s/ Peter W. May
                                       -----------------------------------------
                                       Name:   Peter W. May
                                       Title:  Member



                                  TRIAN PARTNERS PARALLEL FUND II GENERAL
                                  PARTNER, LLC

                                  By:   /s/ Peter W. May
                                       -----------------------------------------
                                       Name:   Peter W. May
                                       Title:  Member


   [Signature Page of Joint Filing Agreement to Schedule 13D - Tiffany & Co.]

--------------------------------------------------------------------------------
                                  SCHEDULE 13D

CUSIP No. 886547108



                                  TRIAN FUND MANAGEMENT, L.P.
                                  By:  Trian Fund Management GP, LLC, its
                                       general partner


                                  By:   /s/ Peter W. May
                                       -----------------------------------------
                                       Name:   Peter W. May
                                       Title:  Member


                                  TRIAN FUND MANAGEMENT GP, LLC


                                  By:   /s/ Peter W. May
                                       -----------------------------------------
                                       Name:   Peter W. May
                                       Title:  Member

                                   /s/ Nelson Peltz
                                  ----------------------------------------------
                                  NELSON PELTZ

                                  /s/ Peter W. May
                                  ----------------------------------------------
                                  PETER W. MAY

                                   /s/ Edward P. Garden
                                  ----------------------------------------------
                                  EDWARD P. GARDEN



   [Signature Page of Joint Filing Agreement to Schedule 13D - Tiffany & Co.]

--------------------------------------------------------------------------------
                                  SCHEDULE 13D

CUSIP No. 886547108



                                                                      Schedule A
                                                                      ----------

The following table sets forth all transactions with respect to the Shares effected during the past 60 days by any of the Filing Persons, inclusive of any transactions effected through 4:00 p.m., New York City time, on February 23, 2007. Except as otherwise noted, all such transactions were effected in the open market, and the table includes commissions paid in per share prices.

                                                  Price
                                    No. of         Per       Transaction
       Name           Date         Shares         Share ($)    Type
--------------     ---------     ---------       ----------  -----------
Trian Onshore      1/18/2007       59,905         40.20      Purchase
Trian Onshore      1/19/2007       59,905         40.10      Purchase
Trian Onshore      1/22/2007       59,905         39.89      Purchase
Trian Onshore      1/23/2007       69,890         39.60      Purchase
Trian Onshore      1/24/2007       39,937         39.77      Purchase
Trian Onshore      1/25/2007       99,843         38.90      Purchase
Trian Onshore      1/25/2007     (389,385)        38.76      Sale *
Trian Onshore      1/25/2007      389,385         38.76      Purchase **
Trian Onshore      1/26/2007      109,827         38.53      Purchase
Trian Onshore      1/29/2007       39,937         38.81      Purchase
Trian Onshore      1/30/2007       29,952         38.84      Purchase
Trian Onshore      1/31/2007       20,967         39.13      Purchase
Trian Onshore      2/5/2007       184,424         39.60      Purchase
Trian Onshore      2/5/2007      (385,107)        39.57      Sale *
Trian Onshore      2/5/2007       385,107         39.57      Purchase **
Trian Onshore      2/6/2007        58,272         39.84      Purchase
Trian Onshore      2/7/2007        98,745         40.42      Purchase
Trian Onshore      2/7/2007      (157,017)        40.38      Sale *
Trian Onshore      2/7/2007       157,017         40.38      Purchase **
Trian Onshore      2/8/2007        85,607         41.34      Purchase
Trian Onshore      2/9/2007       127,140         41.46      Purchase
Trian Onshore      2/12/2007      158,925         41.35      Purchase
Trian Onshore      2/13/2007     (371,672)        41.75      Sale *
Trian Onshore      2/13/2007      371,672         41.75      Purchase **
Trian Onshore      2/13/2007      105,950         41.82      Purchase
Trian Onshore      2/21/2007       42,380         42.58      Purchase
Trian Onshore      2/22/2007       74,165         42.66      Purchase
Trian Onshore      2/23/2007       63,570         42.77      Purchase

Trian Offshore     1/18/2007      212,591         40.20      Purchase
Trian Offshore     1/19/2007      212,591         40.10      Purchase
Trian Offshore     1/22/2007      212,591         39.89      Purchase
Trian Offshore     1/23/2007      248,023         39.60      Purchase
Trian Offshore     1/24/2007      141,727         39.77      Purchase
Trian Offshore     1/25/2007      354,317         38.90      Purchase

--------------------------------------------------------------------------------
                                  SCHEDULE 13D

CUSIP No. 886547108



                                                  Price
                                    No. of         Per       Transaction
       Name           Date         Shares         Share ($)    Type
--------------     ---------     ---------       ----------  -----------
Trian Offshore     1/25/2007     (1,381,840)      38.76      Sale *
Trian Offshore     1/25/2007     1,381,840        38.76      Purchase **
Trian Offshore     1/26/2007      389,749         38.53      Purchase
Trian Offshore     1/29/2007      141,727         38.81      Purchase
Trian Offshore     1/30/2007      106,297         38.84      Purchase
Trian Offshore     1/31/2007       74,409         39.13      Purchase
Trian Offshore     2/5/2007       472,861         39.60      Purchase
Trian Offshore     2/5/2007      (1,185,043)      39.57      Sale *
Trian Offshore     2/5/2007      1,185,043        39.57      Purchase **
Trian Offshore     2/6/2007       193,132         39.84      Purchase
Trian Offshore     2/7/2007       327,271         40.42      Purchase
Trian Offshore     2/7/2007      (520,403)        40.38      Sale *
Trian Offshore     2/7/2007       520,403         40.38      Purchase **
Trian Offshore     2/8/2007       283,728         41.34      Purchase
Trian Offshore     2/9/2007       421,376         41.46      Purchase
Trian Offshore     2/12/2007      526,721         41.35      Purchase
Trian Offshore     2/13/2007     (1,231,825)      41.75      Sale *
Trian Offshore     2/13/2007     1,231,825        41.75      Purchase **
Trian Offshore     2/13/2007      351,147         41.82      Purchase
Trian Offshore     2/21/2007      140,459         42.58      Purchase
Trian Offshore     2/22/2007      245,804         42.66      Purchase
Trian Offshore     2/23/2007      210,688         42.77      Purchase

Parallel Fund I    1/18/2007        8,934         40.20      Purchase
Parallel Fund I    1/19/2007        8,934         40.10      Purchase
Parallel Fund I    1/22/2007        8,934         39.89      Purchase
Parallel Fund I    1/23/2007       10,423         39.60      Purchase
Parallel Fund I    1/24/2007        5,956         39.77      Purchase
Parallel Fund I    1/25/2007       14,890         38.90      Purchase
Parallel Fund I    1/25/2007      (58,071)        38.76      Sale *
Parallel Fund I    1/25/2007       58,071         38.76      Purchase **
Parallel Fund I    1/26/2007       16,379         38.53      Purchase
Parallel Fund I    1/29/2007        5,956         38.81      Purchase
Parallel Fund I    1/30/2007        4,467         38.84      Purchase
Parallel Fund I    1/31/2007        3,126         39.13      Purchase
Parallel Fund I    2/5/2007        13,866         39.60      Purchase
Parallel Fund I    2/5/2007       (43,794)        39.57      Sale *
Parallel Fund I    2/5/2007        43,794         39.57      Purchase **
Parallel Fund I    2/6/2007         7,664         39.84      Purchase
Parallel Fund I    2/7/2007        12,987         40.42      Purchase
Parallel Fund I    2/7/2007       (20,651)        40.38      Sale *
Parallel Fund I    2/7/2007        20,651         40.38      Purchase **
Parallel Fund I    2/8/2007        11,259         41.34      Purchase
Parallel Fund I    2/9/2007        16,722         41.46      Purchase
Parallel Fund I    2/12/2007       20,902         41.35      Purchase
Parallel Fund I    2/13/2007      (48,883)        41.75      Sale *
Parallel Fund I    2/13/2007       48,883         41.75      Purchase **

--------------------------------------------------------------------------------
                                  SCHEDULE 13D

CUSIP No. 886547108



                                                  Price
                                    No. of         Per       Transaction
       Name           Date         Shares         Share ($)    Type
--------------     ---------     ---------       ----------  -----------
Parallel Fund I    2/13/2007       13,935         41.82      Purchase
Parallel Fund I    2/21/2007        5,574         42.58      Purchase
Parallel Fund I    2/22/2007        9,754         42.66      Purchase
Parallel Fund I    2/23/2007        8,361         42.77      Purchase

Parallel Fund II   1/18/2007        2,025         40.20      Purchase
Parallel Fund II   1/19/2007        2,025         40.10      Purchase
Parallel Fund II   1/22/2007        2,025         39.89      Purchase
Parallel Fund II   1/23/2007        2,362         39.60      Purchase
Parallel Fund II   1/24/2007        1,350         39.77      Purchase
Parallel Fund II   1/25/2007        3,375         38.90      Purchase
Parallel Fund II   1/25/2007      (13,162)        38.76      Sale *
Parallel Fund II   1/25/2007       13,162         38.76      Purchase **
Parallel Fund II   1/26/2007        3,712         38.53      Purchase
Parallel Fund II   1/29/2007        1,350         38.81      Purchase
Parallel Fund II   1/30/2007        1,012         38.84      Purchase
Parallel Fund II   1/31/2007          708         39.13      Purchase
Parallel Fund II   2/5/2007         3,143         39.60      Purchase
Parallel Fund II   2/5/2007        (9,925)        39.57      Sale *
Parallel Fund II   2/5/2007         9,925         39.57      Purchase **
Parallel Fund II   2/6/2007         1,737         39.84      Purchase
Parallel Fund II   2/7/2007         2,943         40.42      Purchase
Parallel Fund II   2/7/2007        (4,680)        40.38      Sale *
Parallel Fund II   2/7/2007         4,680         40.38      Purchase **
Parallel Fund II   2/8/2007         2,552         41.34      Purchase
Parallel Fund II   2/9/2007         3,790         41.46      Purchase
Parallel Fund II   2/12/2007        4,737         41.35      Purchase
Parallel Fund II   2/13/2007      (11,079)        41.75      Sale *
Parallel Fund II   2/13/2007       11,079         41.75      Purchase **
Parallel Fund II   2/13/2007        3,158         41.82      Purchase
Parallel Fund II   2/21/2007        1,263         42.58      Purchase
Parallel Fund II   2/22/2007        2,210         42.66      Purchase
Parallel Fund II   2/23/2007        1,895         42.77      Purchase

Separate Account   1/18/2007       16,545         40.20      Purchase
Separate Account   1/19/2007       16,545         40.10      Purchase
Separate Account   1/22/2007       16,545         39.89      Purchase
Separate Account   1/23/2007       19,302         39.60      Purchase
Separate Account   1/24/2007       11,030         39.77      Purchase
Separate Account   1/25/2007       27,575         38.90      Purchase
Separate Account   1/25/2007     (107,542)        38.76      Sale *
Separate Account   1/25/2007      107,542         38.76      Purchase **
Separate Account   1/26/2007       30,333         38.53      Purchase
Separate Account   1/29/2007       11,030         38.81      Purchase
Separate Account   1/30/2007        8,272         38.84      Purchase
Separate Account   1/31/2007        5,790         39.13      Purchase
Separate Account   2/5/2007        25,706         39.60      Purchase

--------------------------------------------------------------------------------
                                  SCHEDULE 13D

CUSIP No. 886547108



                                                  Price
                                    No. of         Per       Transaction
       Name           Date         Shares         Share ($)    Type
--------------     ---------     ---------       ----------  -----------
Separate Account   2/5/2007       (81,131)        39.57      Sale *
Separate Account   2/5/2007        81,131         39.57      Purchase **
Separate Account   2/6/2007        14,195         39.84      Purchase
Separate Account   2/7/2007        24,054         40.42      Purchase
Separate Account   2/7/2007       (38,249)        40.38      Sale *
Separate Account   2/7/2007        38,249         40.38      Purchase **
Separate Account   2/8/2007        20,854         41.34      Purchase
Separate Account   2/9/2007        30,972         41.46      Purchase
Separate Account   2/12/2007       38,715         41.35      Purchase
Separate Account   2/13/2007      (90,541)        41.75      Sale *
Separate Account   2/13/2007       90,541         41.75      Purchase **
Separate Account   2/13/2007       25,810         41.82      Purchase
Separate Account   2/21/2007       10,324         42.58      Purchase
Separate Account   2/22/2007       18,067         42.66      Purchase
Separate Account   2/23/2007       15,486         42.77      Purchase


*Each of the sales of set forth above were made solely for the purpose of entering into a series of privately negotiated back-to-back call and put transactions, as further described below.

**On the various dates set forth above, and as more fully described below, the named persons entered into a series of privately negotiated back-to-back call and put transactions (the "Options") with Morgan Stanley & Co. International Limited (the "Counterparty") through which they acquired an economic interest in an aggregate of 6,150,000 Shares and as a result of which such named persons are subject to the same economic gain or loss as if they had purchased the underlying Shares. Such persons currently intend to exercise these call options using general working capital currently available. More specifically, these transactions represent call options pursuant to which, on or prior to March 1, 2010 (the "Exercise Date"), the named person may acquire the number of Shares set forth above at the Price Per Share set forth above (the "Exercise Price"). These call options may be exercised at any time, in whole or in part, on or prior to the Exercise Date. Simultaneously with the purchase of each call option, the named person also sold a put option to the Counterparty for the same number of Shares pursuant to which, if on the Exercise Date the Exercise Price is greater than the closing price of the Shares on the Exercise Date (the "Closing Price"), the Counterparty may require the named person to, at such person's election, either (i) pay the Counterparty an amount in cash equal to the product of (a) the excess of the Exercise Price over the Closing Price and
(b) the number of Shares set forth above or (ii) acquire from the Counterparty the number of Shares set forth above at the Exercise Price. As part of these transactions, the named persons pay the Counterparty a financing fee based on the number of days that the Options are outstanding, which fee is calculated using an annual rate of the Federal Funds Rate plus 0.30%.

                                  End of Filing
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